FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 03, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing  the  information  to  the  Commission  pursuant  to  Rule 12g3-2(b) under  the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD], informs of the completion of the earlier announced acquisition of Kungur Dairy Plant OJSC in Perm region, Central Russia. The total acquired stake is equal to 98.31%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CEO
Wimm-Bill-Dann Foods OJSC

Date:       May 03, 2011